Filed pursuant to Rule 433 dated January 24, 2019 relating to Preliminary Pricing Supplement No. 1,506 dated January 24, 2019 to Registration Statement Nos. 333-221595; 333-221595-01

Morgan Stanley Finance LLC $ Knock-Out Notes Based on the Price of Gold due January 28, 2021 Fully and Unconditionally Guaranteed by Morgan Stanley Principal at Risk Securities

General

•	The securities are designed for investors who are willing to forgo market floating interest rates on the securities in exchange for a payment at maturity that will vary based on the Gold Price on the Averaging Dates. If the Final Gold Price has not declined, as compared to the Initial Gold Price, by more than 20%, investors will receive, in addition to the principal, a return that is the greater of (a) the Contingent Minimum Return of at least 0% and (b) the Gold Return at maturity, subject to the Maximum Payment at Maturity. If the Final Gold Price has declined by more than 20% from the Initial Gold Price, the Payment at Maturity will be solely based on the Gold Return, which may be negative, and you will be exposed on a 1-to-1 basis to the negative performance of the price of gold over the term of the securities. The Payment at Maturity may be less, and potentially significantly less, than the stated principal amount of the securities and could be zero.

•	Unsecured obligations of Morgan Stanley Finance LLC (“MSFL”), fully and unconditionally guaranteed by Morgan Stanley, maturing January 28, 2021†.

•	Minimum purchase amount of $10,000 and minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

•	The securities are expected to price on or about January 25, 2019 and are expected to settle on or about January 30, 2019.

•	All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Key Terms

Underlying Commodity:	Gold
Knock-Out Event :	A Knock-Out Event occurs if the Final Gold Price has decreased, as compared to the Initial Gold Price, by more than the Knock-Out Buffer Amount.
Knock-Out Level:	80% of the Initial Gold Price
Knock-Out Buffer Amount:	20%
Payment at Maturity:	If a Knock-Out Event HAS NOT occurred, you will receive a cash payment at maturity per security equal to $1,000 plus a return equal to $1,000 times the greater of (i) the Contingent Minimum Return and (ii) the Gold Return, subject to the Maximum Payment at Maturity. Since the Contingent Minimum Return is 0%, you will receive only the repayment of your principal at maturity, without any positive return on your investment, if the gold price declines in value as of the Averaging Dates but without triggering a Knock-Out Event . For additional clarification, please see “What is the Return on the Securities at Maturity Assuming a Range of Price Performance for Gold?” on page PS-2.
If a Knock-Out Event HAS occurred, you will receive a cash payment at maturity that will reflect the percentage depreciation in the Gold Price on a 1-to-1 basis. Under these circumstances, your Payment at Maturity per $1,000 principal amount security will be calculated as follows:
$1,000 + ($1,000 x Gold Return)
If a Knock-Out Event occurs, the Gold Return will be less than -20% and, therefore, you will lose more than 20%, and possibly all, of your investment. There is no minimum payment at maturity.
Contingent Minimum Return:	0%.
Maximum Payment at Maturity:	$1,215 per security (121.50% of the stated principal amount)
Gold Price:	On any day, the afternoon London gold price per troy ounce of gold for delivery in London through a member of the London Bullion Market Association (the “LBMA”) authorized to effect such delivery, stated in U.S. dollars, as calculated and administered by independent service provider(s) pursuant to an agreement with the LBMA and published by the LBMA on such date.
Gold Return:	Final Gold Price – Initial Gold Price Initial Gold Price
Initial Gold Price:	The Gold Price on the Pricing Date
Final Gold Price:	The arithmetic average of the Gold Prices on each of the five Averaging Dates.
Averaging Dates:	January 19, 2021, January 20, 2021, January 21, 2021, January 22, 2021 and January 25, 2021†
Maturity Date:	January 28, 2021†
Pricing Date:	January 25, 2019
Issue Date:	January 30, 2019 (3 business days after the Pricing Date)
Estimated value on the Pricing Date:	Approximately $983.70 per security, or within $13.70 of that estimate. See “Additional Terms Specific To The Securities” on page 2.
CUSIP / ISIN:	61766YDP3 / US61766YDP34

† Subject to postponement for non-trading days and certain market disruption events and as described under “Description of Securities — Maturity Date” and “—Averaging Dates” in the accompanying preliminary pricing supplement.

Investing in the securities involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying preliminary pricing supplement and “Selected Risk Considerations” beginning on page PS-6 of this document.

Morgan Stanley and MSFL have filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Morgan Stanley and MSFL have filed with the SEC for more complete information about Morgan Stanley, MSFL and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Morgan Stanley, any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement and this document if you so request by calling toll-free 1-800-584-6837.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document or the accompanying preliminary pricing supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (1)(2)	Proceeds to Us (3)
Per security	$1,000	$15	$985
Total	$	$	$
(1)	J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the securities. The placement agents will forgo fees for sales to certain fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts. The placement agents will receive a fee from the Issuer or one of its affiliates that will not exceed $15 per $1,000 principal amount of securities.

(2)	Please see “Supplemental Plan of Distribution; Conflicts of Interest” in the accompanying preliminary terms for information about fees and commissions.

(3)	See “Use of Proceeds and Hedging” on page 10.

The agent for this offering, Morgan Stanley & Co. LLC (“MS & Co.”), is an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental Plan of Distribution; Conflicts of Interest” below.

The securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

References to “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

Morgan Stanley

January 24, 2019

Additional Terms Specific to the Securities

You should read this document together with the prospectus dated November 16, 2017, as supplemented by the prospectus supplement dated November 16, 2017 and the preliminary pricing supplement dated January 23, 2019. This document, together with the documents listed below, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying preliminary pricing supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

You may access these documents on the SEC website at.www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Preliminary pricing supplement No. 1,506 dated January 24, 2019: https://www.sec.gov/Archives/edgar/data/895421/000095010319000869/dp101164_424b2-ps1506.htm

•	Prospectus supplement dated November 16, 2017: https://www.sec.gov/Archives/edgar/data/895421/000095010317011241/dp82788_424b2-seriesa.htm

•	Prospectus dated November 16, 2017: https://www.sec.gov/Archives/edgar/data/895421/000095010317011237/dp82798_424b2-base.htm

The original issue price of each security is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the securities, which are borne by you, and, consequently, the estimated value of the securities on the Pricing Date will be less than $1,000. We estimate that the value of each security on the Pricing Date will be approximately $983.70, or within $13.70 of that estimate. Our estimate of the value of the securities as determined on the Pricing Date will be set forth in the final pricing supplement.

What goes into the estimated value on the Pricing Date?

In valuing the securities on the Pricing Date, we take into account that the securities comprise both a debt component and a performance-based component linked to the underlying commodity. The estimated value of the securities is determined using our own pricing and valuation models, market inputs and assumptions relating to the underlying commodity, instruments based on the underlying commodity, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the securities?

In determining the economic terms of the securities, including the Knock-Out Buffer Amount, the Knock-Out Level and the Contingent Minimum Return, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the securities would be more favorable to you.

What is the relationship between the estimated value on the Pricing Date and the secondary market price of the securities?

The price at which MS & Co. purchases the securities in the secondary market, absent changes in market conditions, including those related to underlying commodity, may vary from, and be lower than, the estimated value on the Pricing Date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors.

MS & Co. may, but is not obligated to, make a market in the securities, and, if it once chooses to make a market, may cease doing so at any time.

What is the Return on the Securities at Maturity Assuming a Range of Price Performance for Gold?

The following table and graph illustrate the return on the securities and the Payment at Maturity for a range of hypothetical percentage changes in the Final Gold Price, depending on whether or not a Knock-Out Event has occurred. The “Return on Securities” as used in this document is the number, expressed as a percentage, that results from comparing the Payment at Maturity per security to the $1,000 stated principal amount. The hypothetical returns set forth below reflect the Maximum Payment at Maturity of $1,215 per security (a return of 21.50% on the securities) and the Contingent Minimum Return of 0% and assume an Initial Gold Price of $1,300. The actual Initial Gold Price will be determined on the Pricing Date. The hypothetical returns set forth below are for illustrative purposes only and do not reflect the actual returns applicable to a purchaser of the securities.

Final Gold Price	Gold Return	Payment on the Securities	Return on Securities
2,600.00	100.00%	$1,215	21.50%
2,340.00	80.00%	$1,215	21.50%
2,080.00	60.00%	$1,215	21.50%
1,820.00	40.00%	$1,215	21.50%
1,560.00	20.00%	$1,200	20.00%
1,495.00	15.00%	$1,150	15.00%
1,430.00	10.00%	$1,100	10.00%
1,300.00	0.00%	$1,000	0%
1,235.00	-5.00%	$1,000	0%
1,170.00	-10.00%	$1,000	0%
1,105.00	-15.00%	$1,000	0%
1,040.00	-20.00%	$1,000	0%
1,027.00	-21.00%	$790	-21.00%
780.00	-40.00%	$600	-40.00%
520.00	-60.00%	$400	-60.00%
260.00	-80.00%	$200	-80.00%
0	-100.00%	$0	-100.00%

Payoff Diagram for the Securities

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the return on the securities set forth in the table on the previous page are calculated.

Example 1: The Final Gold Price, as measured on each of the five averaging dates, decreases from the Initial Gold Price of $1,300 to a Final Gold Price of $520. Because a Knock-Out Event has occurred, the investor does not receive the benefit of the Contingent Minimum Return of 0% and is therefore exposed to the negative performance of gold on a 1-to-1 basis. The investor receives a Payment at Maturity based on the gold return of –60%, which is significantly less than the stated principal amount, calculated as follows:

$1,000 + ($1,000 x –60%) = $400

Example 2: The Final Gold Price, as measured on each of the five averaging dates, increases from the Initial Gold Price of $1,300 to a Final Gold Price of $1,495. Because a Knock-Out Event has not occurred and the gold return of 15% is greater than the Contingent Minimum Return of 0%, the investor receives a Payment at Maturity per $1,000 principal amount security, calculated as follows:

$1,000 + ($1,000 x 15%) = $1,150

Example 3: The Final Gold Price, as measured on each of the five averaging dates, increases from the Initial Gold Price of $1,300 to a Final Gold Price of $2,080. Because a Knock-Out Event has not occurred and the gold return of 60% would result in a Payment at Maturity that is greater than the Maximum Payment at Maturity, the investor receives the Maximum Payment at Maturity of $1,215 per security.

Although the Final Gold Price has increased from the Initial Gold Price by 60% in this example, the Payment at Maturity is limited by the Maximum Payment at Maturity of $1,215 per security.

Example 4: The Final Gold Price, as measured on each of the five averaging dates, decreases from the Initial Gold Price of $1,300 to a Final Gold Price of $1,235. Because a Knock-Out Event has not occurred, the investor receives the benefit of the Contingent Minimum Return of 0% and therefore a Payment at Maturity per $1,000 principal amount security, calculated as follows:

$1,000 + ($1,000 x 0%) = $1,000

Selected Purchase Considerations

•	APPRECIATION POTENTIAL — The securities provide the opportunity to participate in the appreciation of the price of gold at maturity, subject to the Maximum Payment at Maturity. If a Knock-Out Event HAS NOT occurred, in addition to the principal amount, you will receive at maturity no less than the Contingent Minimum Return of 0%, or a minimum payment at maturity of $1,000 for each security. However, if a Knock-Out Event HAS occurred, you could lose a significant portion of your investment based on a 1% loss for every 1% decline in the Gold Price, as compared to the Initial Gold Price. Because the securities are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	EXPOSURE TO GOLD — Investors who believe they have underweight exposure to commodities can use the securities as an alternative to a direct investment in gold and gain access to gold and obtain a measure of underlying asset class diversification from traditional fixed income/equity investments.

•	TAX TREATMENT — You should review carefully the section entitled “United States Federal Taxation” in the accompanying preliminary pricing supplement. Although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the securities due to the lack of governing authority, in the opinion of our counsel, Davis Polk & Wardwell LLP, under current law, and based on current market conditions, a security should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. Assuming this treatment of the securities is respected, your gain or loss on the securities should be treated as long-term capital gain or loss if you have held the securities for more than one year, and short-term capital gain or loss otherwise, even if you are an initial purchaser of securities at a price that is below the principal amount of the securities.

The Internal Revenue Service (the “IRS”) or a court, however, may not respect this characterization or treatment of the securities, in which case the timing and character of any income or loss on the securities could be significantly and adversely affected. For example, under one possible treatment, the IRS could seek to recharacterize the securities as debt instruments. In that event, you would be required to accrue into income original issue discount on the securities every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the securities as ordinary income. Additionally, as discussed under “United States Federal Taxation—FATCA” in the accompanying preliminary pricing supplement, the withholding rules commonly referred to as “FATCA” would apply to the securities if they were recharacterized as debt instruments. However, recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization) eliminate the withholding requirement on payments of gross proceeds of a taxable disposition. The risk that financial instruments providing for buffers, triggers or similar downside protection features, such as the securities, would be recharacterized as debt is greater than the risk of recharacterization for comparable financial instruments that do not have such features. We do not plan to request a ruling from the IRS regarding the tax treatment of the securities, and the IRS or a court may not agree with the tax treatment described above.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which any income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these investments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

You should consult your tax adviser regarding the treatment of the securities, including possible alternative characterizations, the issues presented by the 2007 notice and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The discussion in the preceding paragraphs under “Tax Treatment” and the section entitled “United States Federal Taxation” in the accompanying preliminary pricing supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the securities.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in gold. These risks are explained in more detail in the “Risk Factors” section of the accompanying preliminary pricing supplement dated January 23, 2019.

•	YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS OF SOME OR ALL OF YOUR PRINCIPAL— The terms of the securities differ from those of ordinary debt securities in that we do not guarantee to pay you the principal amount of the securities at maturity and do not pay you interest on the securities. If a Knock-Out Event occurs, meaning the Final Gold Price has declined from the Initial Gold Price by more than 20%, you will be fully exposed to any depreciation in the price of gold. If a Knock-Out Event has occurred, because the gold return will be less than -20%, the Payment at Maturity on each security will be less than 80% of the stated principal amount of the securities. There is no minimum payment at maturity and consequently, the entire principal amount of your investment is at risk.

•	THE SECURITIES DO NOT PAY INTEREST — Unlike ordinary debt securities, the securities do not pay interest and do not guarantee any return of principal at maturity.

•	YOUR APPRECIATION POTENTIAL IS LIMITED — The appreciation potential of the securities will be limited by the Maximum Payment at Maturity. The Payment at Maturity will never exceed the Maximum Payment at Maturity even if the Final Gold Price is substantially greater than the Initial Gold Price.

•	THE SECURITIES ARE SUBJECT OUR CREDIT RISK, AND ANY ACTUAL OR ANTICIPATED CHANGES TO ITS CREDIT RATINGS OR CREDIT SPREADS MAY ADVERSELY AFFECT THE MARKET VALUE OF THE SECURITIES — You are dependent on our ability to pay all amounts due on the securities at maturity and therefore you are subject to our credit risk. If we defaults on our obligations under the securities, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the securities prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the securities.

•	AS A FINANCE SUBSIDIARY, MSFL HAS NO INDEPENDENT OPERATIONS AND WILL HAVE NO INDEPENDENT ASSETS — As a finance subsidiary, MSFL has no independent operations beyond the issuance and administration of its securities and will have no independent assets available for distributions to holders of MSFL securities if they make claims in respect of such securities in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by Morgan Stanley and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of Morgan Stanley. Holders will have recourse only to a single claim against Morgan Stanley and its assets under the guarantee. Holders of securities issued by MSFL should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of Morgan Stanley, including holders of Morgan Stanley-issued securities.

•	THE AMOUNT PAYABLE, IF ANY, IS BASED ON THE ARITHMETIC AVERAGE OF THE GOLD PRICES ON EACH OF THE FIVE AVERAGING DATES, AND THEREFORE THE RETURN AMOUNT MAY BE LESS THAN IF IT WERE BASED SOLELY ON THE GOLD PRICE ON THE FINAL AVERAGING DATE— The amount payable at maturity, if any, will be calculated by reference to the average of the gold prices on each of the five averaging dates. Therefore, in calculating the Final Gold Price, positive performance of gold as of some averaging dates may be moderated, or wholly offset, by lesser or negative performance as of other averaging dates. Similarly, the Final Gold Price, calculated based on the gold prices on each of the five averaging dates, may be less than the gold price on the final averaging date, and as a result, the amount you receive at maturity may be less than if it were based solely on the gold price on the final averaging date.

•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES — In addition to the Gold Price on any day, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the market price of gold and futures contracts on gold, including in relation to the Knock-Out Buffer Amount, and the volatility (frequency and magnitude of changes in value) of such prices;

•	trends of supply and demand for gold generally;

•	interest and yield rates in the market generally;

•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect gold or commodities markets generally and which may affect the Gold Price;

•	the time remaining until the maturity of the securities; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings or credit spreads.

Some or all of these factors will influence the price you will receive if you sell your securities prior to maturity. For example, you may have to sell your securities at a substantial loss if the price of gold has declined and especially if a Knock-Out Event is likely to occur in light of the then-current gold price.

You cannot predict the future prices of gold based on its historical prices. The Gold Price may decrease by more than the Knock-Out Buffer Amount such that you will be exposed on a 1-to-1 basis to any decline in the price of gold and, as a result, you may lose some or all of your investment at maturity. There can be no assurance that the Final

Gold Price will increase or that a Knock-Out Event will not occur so that you do not suffer a loss on your initial investment in the securities.

•	The return on the securities is linked to a single commodity, and the price of gold may change unpredictably and affect the value of the securities in unforeseeable ways — Investments, such as the securities, linked to the price of a single commodity, such as gold, are subject to sharp fluctuations in the prices of the commodity over short periods of time for a variety of factors.

The price of gold to which the return on the securities is linked is the afternoon London gold price per troy ounce of gold for delivery in London through a member of the LBMA authorized to effect such delivery. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time. Specific factors affecting the daily fixing price of gold include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events as well as wars and political and civil upheavals. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions that hold gold, sales of gold recycled from jewelry, as opposed to newly produced gold, in particular as the result of financial crises, levels of gold production and production costs in major gold producing nations such as South Africa, the United States and Australia, non-concurrent trading hours of gold markets and short-term changes in supply and demand because of trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors.

•	Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally — The Payment at Maturity on the securities is linked exclusively to the price of gold and not to a diverse basket of commodities or a broad-based commodity index. The price of gold may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the securities are linked to the price of a single commodity, they carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index. The price of gold may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen.

•	The amount payable on the securities is not linked to the price of gold at any time other than the AVERAGING DATES — The Final Gold Price will be based on the gold price as measured on each of the five averaging dates, subject to adjustment for non-trading days and certain market disruption events. Even if gold appreciates prior to the averaging dates but then drops on the averaging dates so that the Final Gold Price is equal to or below the Initial Gold Price, the Payment at Maturity will be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the gold price prior to such drop. Although the actual gold price on the stated maturity date or at other times during the term of the securities may be higher than the Final Gold Price, as determined on the five averaging dates, the Payment at Maturity will be based solely on the Final Gold Price, as measured on each of the averaging dates.

•	LEGAL AND REGULATORY CHANGES COULD ADVERSELY AFFECT THE RETURN ON AND VALUE OF YOUR SECURITIES — Futures contracts and options on futures contracts, including those related to the gold, are subject to extensive statutes, regulations, and margin requirements. The Commodity Futures Trading Commission, commonly referred to as the “CFTC,” and the exchanges on which such futures contracts trade, are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. Furthermore, certain exchanges have regulations that limit the amount of fluctuations in futures contract prices that may occur during a single five-minute trading period. These limits could adversely affect the market prices of relevant futures and options contracts and forward contracts. The regulation of commodity transactions in the U.S. is subject to ongoing modification by government and judicial action. In addition, various non-U.S. governments have expressed concern regarding the disruptive effects of speculative trading in the commodity markets and the need to regulate the derivative markets in general. The effect on the value of the securities of any future regulatory change is impossible to predict, but could be substantial and adverse to the interests of holders of the securities.

For example, the Dodd-Frank Act, which was enacted on July 21, 2010, requires the CFTC to establish limits on the amount of positions that may be held by any person in certain commodity futures contracts and swaps, futures and options that are economically equivalent to such contracts. While the effects of these or other regulatory developments are difficult to predict, when adopted, such rules may have the effect of making the markets for commodities, commodity futures contracts, options on futures contracts and other related derivatives more volatile and over time potentially less liquid. Such restrictions may force market participants, including us and our affiliates, or such market participants may decide, to sell their positions in such futures contracts and other instruments subject to the limits. If this broad market selling were to occur, it would likely lead to declines, possibly significant declines, in commodity prices, in the price of such commodity futures contracts or instruments and potentially, the value of the securities.

•	INVESTING IN The securities is not equivalent to investing in futures contracts or in forward contracts on gold — Investing in the securities is not equivalent to investing in gold or in futures contracts or in forward contracts on gold. By purchasing the securities, you do not purchase any entitlement to gold, or futures contracts or forward contracts on gold. Further, by purchasing the securities, you are taking credit risk to us and not to any counter-party to futures contracts or forward contracts on gold.

•	TheRE ARE RISKs relating to trading of commodities on the London Bullion Market Association — Gold is traded on the LBMA. The price of gold will be determined by reference to the London gold price reported by the LBMA. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA prices as a global benchmark for the value of gold may be adversely affected. The LBMA is a principals’ market which operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA, which would otherwise restrict fluctuations in the prices of LBMA contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, there are currently proposals to replace the current process for determining the commodity price for gold. If this were to change, we can give you no assurance that any new process will function as intended or that it will generate the same price as would have been generated pursuant to the current process.

•	LACK OF LIQUIDITY – The securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the securities. Morgan Stanley & Co. LLC (“MS & Co.”) may, but is not obligated to, make a market in the securities and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the securities, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Since other broker-dealers may not participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were not to make a market in the securities, it is likely that there would be no secondary market for the securities. Accordingly, you should be willing to hold your securities to maturity.

•	POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

Additionally, some of our affiliates also trade gold and other financial instruments related to gold on a regular basis as part of their general broker-dealer, commodity trading, proprietary trading and other businesses. Any of these hedging or trading activities on or prior to the Pricing Date could affect the Initial Gold Price. We will not have any obligation to consider your interests as a holder of the securities in taking any corporate action that might affect the value of gold and the securities. In addition, MS & Co. has determined the estimated value of the securities on the Pricing Date.

•	HEDGING AND TRADING ACTIVITY BY OUR AFFILIATES COULD POTENTIALLY ADVERSELY AFFECT THE VALUE OF THE SECURITIES — One or more of our affiliates and/or third-party dealers expect to carry out hedging activities related to the securities (and possibly to other instruments linked to the price of gold), including trading in related futures, forwards and/or options contracts as well as in other instruments related to gold. As a result, these entities may be unwinding or adjusting hedge positions during the term of the securities, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the averaging dates approach. Some of our affiliates also trade gold and other financial instruments related to gold on a regular basis as part of their general broker-dealer, commodity trading, proprietary trading and other businesses. Any of these hedging or trading activities on or prior to the Pricing Date could increase the Initial Gold Price and, as a result, could increase the level above which the gold price must be on the averaging dates so that you do not suffer a loss on your initial investment in the securities if a Knock-Out Event were to occur. Additionally, such hedging or trading activities during the term of the securities could potentially affect the gold price, including the gold price on the averaging dates, and whether a Knock-Out Event occurs, and, accordingly, the amount of cash, if any, you will receive upon a sale of the securities or at maturity.

•	THE OFFERING OF THE SECURITIES MAY BE TERMINATED BEFORE THE PRICING DATE — If we determine prior to pricing that it is not reasonable to treat your purchase and ownership of the securities as an “open transaction” for U.S. federal income tax purposes, the offering of the securities will be terminated.

Use of Proceeds and Hedging

The proceeds from the sale of the securities will be used in connection by us for general corporate purposes. We will receive, in aggregate, $1,000 per security issued, because, when we enter into hedging transactions in order to meet our obligations under the securities, our hedging counterparty will reimburse the cost of the Agent’s commissions. The costs of the securities borne by you and described on page 2 above comprise the Agent’s commissions and the cost of issuing, structuring and hedging the securities.

On or prior to the Pricing Date, we expect to hedge our anticipated exposure in connection with the securities by entering into hedging transactions with our affiliates and/or third party dealers. We expect our hedging counterparties to take positions in futures contracts on gold or positions in any other available instruments that we may wish to use in connection with such hedging. As a result, these entities may be unwinding or adjusting hedge positions during the term of the securities, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the averaging Dates approach. Such purchase activity could potentially increase the Initial Gold Price, and, as a result, could increase the level above which the Gold Price must be on the Averaging Dates so that you do not suffer a loss on your initial investment in the securities, if a Knock-Out Event were to occur. In addition, through our affiliates, we are likely to modify our hedge position throughout the life of the securities by purchasing and selling futures contracts on gold or positions in any other available instruments that we may wish to use in connection with such hedging activities, including by selling any such instruments during the term of the securities, including on the Averaging Dates. We cannot give any assurance that our hedging activities will not affect the Gold Price and, therefore, adversely affect the value of the securities or the payment you will receive at maturity, if any.

Historical Information

The following graph sets forth the historical performance of the Gold Price from January 1, 2014 through January 21, 2019. The Gold Price on January 21, 2019 was $1,279.55. We obtained the information in the graph below from Bloomberg Financial Markets (“Bloomberg”). We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg. In addition, the Gold Price will not be determined with reference to data published by Bloomberg.

The historical performance set out in the graph below should not be taken as an indication of future performance, and no assurance can be given as to the Final Gold Price. We cannot give you any assurance that the Gold Price will increase or that a Knock-Out Event will not occur so that you do not suffer a loss on your initial investment in the Securities.

Historical Gold Prices

Benefit Plan Investor Considerations

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the securities. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our affiliates, including MS & Co., may each be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (such accounts and plans, together with other plans, accounts and arrangements subject to Section 4975 of the Code, also “Plans”). ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons. Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the securities are acquired pursuant to an exemption from the “prohibited transaction” rules. A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the securities. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption). There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the securities.

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition of these securities will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or violate any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

The securities are contractual financial instruments. The financial exposure provided by the securities is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the securities. The securities have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the securities.

Each purchaser or holder of any securities acknowledges and agrees that:

(i)    the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the securities, (B) the purchaser or holder’s investment in the securities, or (C) the exercise of or failure to exercise any rights we have under or with respect to the securities;

(ii)    we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the securities and (B) all hedging transactions in connection with our obligations under the securities;

(iii)    any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv)    our interests are adverse to the interests of the purchaser or holder; and

(v)    neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the securities has exclusive responsibility for ensuring that its purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law. The sale of any securities to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan. In this regard, neither this discussion nor anything provided in this document is or is intended to be investment advice directed at any potential Plan purchaser or at Plan purchasers generally and such purchasers of these securities should consult and rely on their own counsel and advisers as to whether an investment in these securities is suitable.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the securities if the account, plan or annuity is for the benefit of an employee of Morgan Stanley or Morgan Stanley Wealth Management or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the securities by the account, plan or annuity.

Supplemental Plan of Distribution; Conflicts of Interest

JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and their affiliates will act as placement agents for the Securities and will receive a fee from us or one of our affiliates that will not exceed $15 per $1,000 stated principal amount of Securities, but will forgo any fees for sales to certain fiduciary accounts.

MS & Co. is an affiliate of MSFL and a wholly-owned subsidiary of Morgan Stanley, and it and other affiliates of ours expect to make a profit by selling, structuring and, when applicable, hedging the Securities. When MS & Co. prices this offering of Securities, it will determine the economic terms of the Securities such that for each Security the estimated value on the Pricing Date will be no lower than the minimum level described in “Summary of Pricing Supplement” beginning on PS-3 in the accompanying preliminary pricing supplement.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.